6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 7, 2002

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                             Form 20-F X    Form 40-F
                                      ---             ---

                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                                 Yes            No X
                                     ---          ---

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

     BASF Strengthens Its Outlook Despite Growing Economic Risks:
                Significant Earnings Increase in 2002

   LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Nov. 14, 2002--BASF (NYSE:BF)

    -   EBIT before special items climbs 80% in the third quarter

    - Substantial improvement in the Chemicals, Plastics & Fibers and Performance Products segments

    -   Cost-reduction measures taking effect

   Despite an unfavorable environment, BASF is strengthening its forecast for 2002.
   "On the basis of a roughly similar level of sales, we aim to increase EBIT before special items significantly over 2001," said Dr. Jurgen F. Strube, Chairman of the Board of Executive Directors at BASF Aktiengesellschaft, when presenting the company's results for the third-quarter of 2002.
   From July through September, BASF posted total sales of almost
EUR 7.6 billion, or 5.3% more than in the same quarter of 2001. In July and August, sales were only at the weak level of the previous year, and did not pick up until September. Cumulative sales for the first nine months were more than EUR 24 billion, which corresponds to a slight decline of 2.5% compared with the same period in 2001.
   In contrast, third-quarter EBIT before special items of EUR 591 million exceeded the previous year's level by EUR 263 million. This corresponds to an increase of 80%.
   From January through September, BASF achieved EBIT before special items of more than EUR 2.2 billion, which was EUR 190 million more than in the same period in 2001.
   With the exception of the seasonally weak business with agricultural products, all of BASF's operating divisions were in the black before special items in the third quarter. However, the company is concerned that sales prices are increasingly coming under pressure. Higher volumes are compensating for the decline in prices only to a certain extent.

   Earnings per share climb significantly to EUR 0.43

   In the third quarter of 2002, BASF's earnings per share climbed significantly from EUR 0.02 in 2001 to EUR 0.43. In 2002, the performance of BASF shares is also better than that of the DAX and EURO STOXX 50 indexes. In September, BASF shares were included in another important index: the STOXX 50. The company has continued to buy back shares and this year has so far repurchased shares for a total of more than EUR 445 million.
   For 2002 overall, Strube forecast an increase in EBIT before special items of at least 15% compared to 2001 based on a similar level of sales. Strube said: "Our confidence is based on the major efforts that BASF and its employees have taken since the first signs of an economic downturn were seen in early summer 2001. We are not passively waiting for an upturn in the economy, but are taking active measures to further develop BASF: From a position of financial strength, we are pursuing a strategy of active portfolio management and carrying our the necessary structural measures."

   Turnaround in the United States despite difficult conditions

   In all regions with the exception of Asia Pacific, the economic recovery is proving to be weaker than was expected in the summer.
   In Europe, BASF posted total sales in the third quarter of EUR 4 billion, or 4.3% more than in the same quarter of 2001. At EUR 509 million, third-quarter EBIT before special items in Europe was up EUR 74 million on the previous year. BASF's business with oil and gas contributed 48% to these earnings.
   Earnings in the NAFTA region were considerably higher than in the previous years, although margins remain under pressure from high costs for raw materials.
   Strube noted that consumer confidence is the crucial factor that will determine how growth in the NAFTA region will develop. Consumers are apprehensive about falling share prices, increasing unemployment and the threat of military action against Iraq, he said, and this has led to cautious buying and slower growth in North America.
   From July through September, sales in the NAFTA region were EUR 1.8 billion, or EUR 117 million more than in the same period in 2001.
   At minus EUR 13 million, EBIT before special items in the third quarter was up EUR 170 million on the previous year.
   Third-quarter sales in South America declined 24.2% compared with the same period in 2001. EBIT before special items exceeded the previous year's figure by 41% or EUR 21 million, primarily as the result of the stable contribution from the Oil & Gas segment. In addition, there were no further devaluation losses in Argentina.
   As long as the economic crisis continues in South America, BASF will continue to pursue a cautious business policy in the region.
   In the Asia Pacific region, sales increased by 21.9% to more than EUR 1.3 billion. EBIT before special items was just below the figure for the third quarter of 2001. In coming years, Asia - led by China - is expected to provide an engine for growth at BASF. The company's capital expenditures at its sites in Nanjing and Caojing, China, and Kuantan, Malaysia, will contribute to this.

   Confident approach to tasks in 2003

   With regard to the coming year, BASF's chairman sees 2003 as a year in which the company will again be faced with demanding tasks. "Optimistic estimates predict that the gross domestic product will grow by more than 2% in Western Europe and by almost 3% worldwide, although growth in the chemical industry is likely to be stronger. However, this growth associated with a number of uncertainties such as the possibility of military action against Iraq. Should this occur, we can expect another significant increase in oil prices, even heavier pressure on margins and much lower economic growth," said Strube.
   "However, it is in such difficult and uncertain times that BASF derives its success from its drive and decisiveness," Strube continued. "With our financial strength, the right global position and a portfolio focused on key markets, we will face the tasks of the coming months and the year 2003 with determination and confidence."
   BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the company to achieve cost leadership and gives it a decisive competitive advantage in the long term.
   BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of EUR 32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York
(BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.
   The following information will be available on the Internet from today (November 14, 2002) from the times shown:

Interim Report (from 7:30 a.m. CET)
www.basf.de/interimreport                           (English)
www.basf.de/zwischenbericht                         (German)

Press Release (from 7:30 a.m. CET)
www.basf.de/pressrelease                            (English)
www.basf.de/presseinformation                       (German)

Speeches by Dr. Jurgen F. Strube/Peter Oakley - live transmission
(from 10:00 a.m. CET)
www.basf.de/pcon                                    (English)
www.basf.de/pk                                      (German)

Speeches by Dr. Jurgen F. Strube/Peter Oakley - printed versions
(from 11:00 a.m CET)
www.basf.de/pressconference                         (English)
www.basf.de/pressekonferenz                         (German)

Photos (from 7:30 a.m. CET)
www.basf.de/pressphotos                             (English)
www.basf.de/fotos                                   (German)

   Forward-looking statements

This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

   CONTACT: BASF
             Michael Grabicki, +49 621 60-99938
             Fax: +49 621 60-20129
             michael.grabicki@basf-ag.de

Third-Quarter Results
November 14, 2002

BASF strengthens its outlook despite growing economic risks:

Significant earnings increase in 2002

EBIT before special items climbs 80% in the third quarter

Substantial improvement in the Chemicals, Plastics & Fibers and Performance Products segments

Agricultural Products continues to face difficult conditions

Cost-reduction measures taking effect


BASF Group
                          3rd Quarter                 Jan.-Sept.
                                        Change                     Change
Million euro            2002     2001     in %     2002     2001     in %
Sales                  7,581    7,199      5.3   24,199   24,817    (2.5)
Income from operations
before special items     591      328     80.2    2,231    2,041      9.3
Income from
operations (EBIT)        467      314     48.7    2,098    1,407     49.1
Income from operations
before depreciation and
amortization (EBITDA)  1,080      919     17.5    3,923    3,359     16.8
Extraordinary income       -      111        -        -    6,121        -
Income before taxes
and minority interests   455      315     44.4    2,118    7,157   (70.4)
Net income               247      123    100.8    1,305    6,327   (79.4)
Earnings per share
 - ordinary (euro)      0.43     0.02        .     2.24     0.57    293.0
 - extraordinary (euro)    -     0.18        -        -     9.83        -



Sales and earnings
Sales: Sales in the third quarter increased by 5.3% compared with the same period in 2001. Consistently high volume demand more than compensated for a further decline in prices. Sales were significantly reduced by an increase in the exchange rate of the euro against the U.S. dollar and the Japanese yen as well as the devaluation of South American currencies.
Cumulative sales in the first nine months of 2002 were 2.5% lower than in the same period in 2001.


Factors influencing sales in comparison with previous year
in %                      3rd Quarter   Jan.-Sept.
Volumes                         +15.0         +7.7
Prices                          (4.7)        (7.4)
Currency                        (5.3)        (2.0)
Acquisitions/divestitures*       +0.3        (0.8)
Total                            +5.3        (2.5)
*) Including discontinued operations


Earnings: Third-quarter income from operations before special items climbed
 80% compared with the same period in the previous year. Higher earnings were posted in the Chemicals, Plastics & Fibers and Performance Products segments. High capacity utilization rates in the Petrochemicals division and the Plastics & Fibers segment positively affected earnings. Earnings were also improved as a result of the structural measures implemented in 2001.

Due to a much stronger third quarter compared with the weak period in 2001, cumulative earnings for the first three quarters were 9% higher than in 2001. Special items of euro 124 million including a provision of euro
100 million for the settlement of claims for damages relating to the vitamins business burdened income from operations in the third quarter. Despite these special items, third-quarter income from operations after special items was significantly higher than in the same period of 2001; cumulative earnings in the first three quarters were almost 50% higher than in 2001.
Although the financial result for the third quarter was negative at minus euro 12 million, this was an improvement of euro 98 million compared with the same quarter of 2001. Among other things, this change was due to special income of euro 130 million from the sale of securities and higher income from financial assets. Excluding special income, the interest result declined as a result of higher financial indebtedness and charges related to the valuation of financial instruments.
Income before taxes and minority interests net of special items was twice as high in the third quarter and 20% higher in the first nine months compared with the same periods in 2001. The average tax rate was 44% in the third quarter and 36% in the first nine months.
At euro 247 million, net income in the third quarter was twice as high as in the same quarter of 2001. Ordinary earnings per share climbed from euro
0.02 to euro 0.43.



Special items
                     1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
Million euro         2002   2001   2002   2001   2002   2001   2002   2001
Special items
- in income
  from operations     (4)  (173)    (5)  (447)  (124)   (14)         (442)
- in financial
  result              114      -      -      -    130    (5)          (68)
Total                 110  (173)    (5)  (447)      6   (19)         (510)



Outlook
In view of the generally stable demand in the Chemicals, Plastics & Fibers and Performance Products segments, we expect fourth-quarter sales at the same level as in 2001 and a considerable increase in income from operations before special items.
For 2002 overall, we currently expect significantly higher income from operations before special items than in 2001 based on a similar level of sales. Risks lie in the somewhat difficult economic situation in some important customer markets, uncertainty regarding monetary and financial policy in South America and the threat of military escalation in the Middle East.

Segments
                            Sales          Income from          Income from
                                     operations before           operations
                                         special items
                           Change               Change               Change
Million euro   2002  2001*   in %   2002  2001*   in %   2002  2001*   in %
3rd Quarter
Chemicals     1,352  1,114   21.4    195    119   63.9    177    119   48.7
Plastics &
Fibers        2,159  1,944   11.1    182     15      .    182     14      .
Performance
Products      2,027  1,993    1.7    204     97  110.3    204     87  134.5
Agricultural
Products &
Nutrition       902  1,059 (14.8)  (152)  (114) (33.3)  (254)  (121)      .
Oil & Gas       809    921 (12.2)    298    331 (10.0)    298    331 (10.0)
Other**         332    168   97.6  (136)  (120) (13.3)  (140)  (116) (20.7)
thereof
exploratory/
biotechnology
research costs    -      -      -     50     64 (21.9)     50     64 (21.9)
              7,581  7,199    5.3    591    328   80.2    467    314   48.7

Jan. - Sept.
Chemicals     3,953  3,399   16.3    467    349   33.8    447    324   38.0
Plastics &
Fibers        6,377  6,257    1.9    491    178  175.8    488    151  223.2
Performance
Products      6,087  6,192  (1.7)    529    349   51.6    533    140  280.7
Agricultural
Products &
Nutrition     3,939  4,670 (15.7)    212    350 (39.4)    104    254 (59.1)
Oil & Gas     2,914  3,345 (12.9)    874  1,085 (19.4)    874  1,085 (19.4)
Other**         929    954  (2.6)  (342)  (270) (26.7)  (348)  (547)   36.4
thereof
exploratory/
biotechnology
research costs    -      -      -    149    175 (14.9)    149    175 (14.9)
             24,199 24,817  (2.5)  2,231  2,041    9.3  2.098  1,407   49.1
*) Previous years figures adjusted to take account of organizational changes.
**) Includes gains/losses (in quarter -5, previous year -45; cumulative -89, previous year -21) from foreign currency financial indebtedness which is not allocated to the segments as well as currency positions which are macro-hedged. These losses have offsetting unrealized gains from currency hedges.



Chemicals
Sales growth continued in this segment, with sales climbing 21.4% in the third quarter (volumes +25.6%, prices/currency -7.6%). The high volume demand in the markets resulted in higher capacity utilization of our plants. The new steam cracker in Port Arthur, Texas, which started up at the end of 2001, provided the main increase in volumes.
Third-quarter income from operations before special items exceeded the level of earnings in the first two quarters of 2002 and was euro 76 million or 63.9% higher than in the same period of 2001.
Sales in the Inorganics division in the third quarter were 7% lower than in 2001 as a result of weak business growth in important customer industries such as the wood products industry; earnings increased further.
In particular, business in inorganic specialties improved.
In the Petrochemicals division, sales and earnings increased in the third quarter due to stable demand for cracker products and an improved plasticizers business. In addition, the Petrochemicals division was no longer burdened with start-up costs from the steam cracker in Port Arthur, Texas, as it was in 2001.
In the Intermediates division, sales in the third quarter rose 7.5%; compared with the same period in 2001, earnings improved only slightly due to start-up costs for new plants and continuing pressure on margins.


Sales by division
                        3rd Quarter            1st Half
                                     Change                 Change
Million euro            2002   2001*   in %    2002   2001*   in %
Inorganics               172     185  (7.0)     523     562  (6.9)
Petrochemicals           749     528   41.9   2,125   1,545   37.5
Intermediates            431     401    7.5   1,305   1,292    1.0
*) Previous years figures adjusted to take account of organizational changes.



Plastics & Fibers
Sales in the Plastics & Fibers segment increased 11.1% in the third quarter (volumes +20.6%, prices/currency -10.0%).
Compared with the weak third quarter of 2001, income from operations before special items increased significantly by euro 167 million to euro
182 million in the third-quarter of 2002. This was due in particular to the high capacity utilization of production plants and the implementation of cost-reduction measures in 2001.
Sales in the Styrenics division increased by 13.5% in the third quarter, above all as the result of a significant increase in sales volumes; earnings in the division improved considerably compared with the very weak third quarter in 2001.
In the Performance Polymers division, third-quarter sales rose 9.4%.
Business improved in almost all product lines, contributing to improved earnings. An incident at the site in Freeport, Texas, burdened earnings through production losses and higher procurement costs.
Third-quarter sales in the Polyurethanes division climbed 9.4%, in particular as the result of higher sales volumes of basic materials in Asia and the nafta region. The Ellba Eastern joint venture in Singapore started operations as planned in the third quarter, resulting in a better regional supply of propylene oxide and achieving a further important step in extending our polyurethanes business in Asia. Although sales prices for basic materials were increased to compensate for higher raw material costs, this has not yet resulted in any fundamental improvement in margins. Earnings were slightly lower than in the third quarter of 2001.


Sales by division
                        3rd Quarter            1st Half
                                     Change                 Change
Million euro            2002   2001*   in %    2002   2001*   in %
Styrenics                890     784   13.5   2,520   2,487    1.3
Performance Polymers     570     521    9.4   1,739   1,744  (0.3)
Polyurethanes            699     639    9.4   2,118   2,026    4.5
*) Previous years figures adjusted to take account of organizational changes.



Performance Products

Third-quarter sales in this segment were 1.7% higher than in the same period in 2001 (volumes +12.5%, prices/currency -10.4%).
Income from operations before special items was euro 107 million higher than in the weak third quarter of 2001. Compared with the same period in the previous year, earnings improved in all divisions. This improvement was due in particular to a better cost structure and the focus on high-profit products.
In the Performance Chemicals division, sales increased by 1.9% in the third quarter, and earnings were significantly higher. Business developed positively in almost all product lines. Good growth rates were achieved in Asia with pigments for the coatings and plastics industry as well as products for the leather industry. In Europe, business with products for the detergents and cleansers industry improved compared with the previous year. Third-quarter sales in the Coatings division declined 6.2%. Despite this, there was a significant increase in earnings compared with the same period in 2001. The main reasons for this were a better cost structure and a more profitable product mix. The improvements to the cost structure had a particularly positive effect in the industrial coatings business, although this business remains difficult.
Sales in the Functional Polymers division increased 8.7% in the third quarter. Growth was seen in business with the construction and adhesives industries in the main market Europe, as well as in sales volumes for superabsorbents. Cost reductions as a result of restructuring measures and a solid level of business during the vacation period led to a significant improvement in earnings.


Sales by division
                        3rd Quarter            1st Half
                                     Change                 Change
Million euro            2002   2001*   in %    2002   2001*   in %
Performance Chemicals    839    823     1.9   2,543  2,542     0.0
Coatings                 527    562   (6.2)   1,625  1,729   (6.0)
Functional Polymers      661    608     8.7   1,919  1,921   (0.1)
*) Previous years figures adjusted to take account of organizational changes.




Agricultural Products & Nutrition
                              Sales        Income from        Income from
                                            operations         operations
                                                before
                                         special items
                             Change             Change             Change
Million euro      2002   2001   in %  2002  2001   in %  2002  2001   in %
3rd Quarter
Agricultural
Products           411    530 (22.5) (187) (144) (29.9) (188) (148) (27.0)
Fine Chemicals     491    529  (7.2)    35    30   16.7  (66)    27      .
                   902  1,059 (14.8) (152) (114) (33.3) (254) (121)      .
Jan. - Sept.
Agricultural
Products         2,452  2,800 (12.4)   134   274 (51.1)   133   187 (28.9)
Fine Chemicals   1,487  1,506  (1.3)    78    75    4.0  (29)    37      .
Pharmaceuticals*     -    364      -     -     1      -     -    30      -
                 3,939  4,670 (15.7)   212   350 (39.4)   104   254 (59.1)
*) The pharmaceuticals business was sold to Abbott Laboratories on March 2, 2001.


Agricultural Products: Compared with the third quarter of 2001, sales fell by 22.5% and income from operations before special items was euro 43 million lower at minus euro 187 million. Earnings were negatively impacted by the strengthening of the euro and above all by weaker business in North America due to unfavorable weather conditions as well as by the reduction of our sales activities in Brazil. In view of the worsening financial crisis and the devaluation of the Brazilian real, we have severely limited sales in this country and actively repurchased inventory from the distribution channel.
Fine Chemicals: Third-quarter sales declined 7.2%. An increase in sales volumes was more than offset by negative currency effects - in particular the weaker U.S. dollar - and some further weakening of prices for vitamins and lysine. Sales of cosmetics raw materials and pharmaceutical active ingredients increased compared with the same period of 2001.
Income from operations before special items increased 16.7% in the third quarter. This increase was due in particular to the improved cost structure and growth in business with pharmaceutical active ingredients. As a result of increasing provisions for the settlement of claims for damages relating to vitamins, income from operations after special items was negative for both the third quarter and the first nine months.




Oil & Gas
In the Oil & Gas segment, sales in the third quarter declined 12.2% compared with the same period in 2001 to euro 809 million (volumes +/- 0%, prices/ currency -12.2%). The main reasons for this decline were negative currency effects in Argentina, the increase in the value of the euro against the U.S. dollar (which offset the rise in oil prices) and a reduction in OPEC production quotas. At almost $27 per barrel, the average oil price in the third quarter was approximately $1.6 higher than in the same quarter of 2001. In the natural gas trading business, sales did not quite reach the previous years level as a result of the time lag between changes in oil prices and the price of natural gas.
Compared with the same period of 2001, third-quarter income from operations declined only euro 33 million or 10% to euro 298 million. The decline affected the oil business and natural gas trading.

Foreign income taxes for oil production, which are non-compensable with German taxes, amounted to euro 123 million in the third quarter
(2001: euro 131 million) and euro 306 million in the first nine months (2001: euro 409 million). These are included in income tax.




Regions
Location of company         Sales         Income from          Income from
                                    operations before           operations
                                        special items
                           Change              Change               Change
Million euro   2001   2000   in %   2001  2000   in %   2001   2000   in %
3rd Quarter
Europe        4,380  4,142    5.7    509   435   17.0    409    439  (6.8)
- thereof
  Germany     3,119  2,801   11.4    370   320   15.6    270    318 (15.1)
North America
(NAFTA)       1,836  1,642   11.8   (13) (183)   92.9   (37)  (201)   81.6
South America   363    503 (27.8)     72    51   41.2     73     51   43.1
Asia,
Pacific Area,
Africa        1,002    912    9.9     23    25  (8.0)     22     25 (12.0)
              7,581  7,199    5.3    591   328   80.2    467    314   48.7
Jan. - Sept.
Europe       14,106 14,878  (5.2)  1,955 2,186 (10.6)  1,854  1,967  (5.7)
- thereof
  Germany     9,921 10,212  (2.8)  1,421 1,546  (8.1)  1,320  1,431  (7.8)
North America
(NAFTA)       6,217  6,027    3.2     92 (266)      .     60  (458)      .
South America 1,003  1,387 (27.7)     37    91 (59.3)     38     88 (56.8)
Asia,
Pacific Area,
Africa        2,873  2,525   13.8    147    30  390.0    146     30  386.7
             24,199 24,817  (2.5)  2,231 2,041    9.3  2,098 1,407*   49.1
*) Including provisions for structural measures not yet allocated.



Sales based on location of customer
                   3rd Quarter             1st Half
                                 Change                   Change
Million euro       2002    2001    in %    2002    2001     in %
Europe            4,011   3,845     4.3  13,004  13,781    (5.6)
- thereof
  Germany         1,604   1,497     7.1   5,184   5,542    (6.5)
North America
(NAFTA)           1,783   1,666     7.0   6,122   5,945      3.0
South America       444     586  (24.2)   1,299   1,660   (26.0)
Asia,
Pacific Area,
Africa            1,343   1,102    21.9   3,844   3,431     12.0
                  7,581   7,199     5.3  24,199  24,817    (2.5)



In the third quarter, business with customers in Europe was up 4.3% compared with the weak third quarter of 2001. The Plastics & Fibers and Performance Products segments contributed to this improvement. Compared with the same period in 2001, income from operations before special items increased euro 74 million or 17% to euro 509 million.
In the NAFTA region, sales in the third quarter rose 7%, primarily as the result of higher sales in the Petrochemicals division following the startup of the steam cracker in Port Arthur, Texas. Compared with the third quarter of 2001, income from operations increased by euro 170 million but re-mained negative at minus euro 13 million. In the first nine months, earnings were euro 92 million, up euro 358 million compared with the same period in 2001. In South America, sales declined by 24.2% in the third quarter, in particular as a result of the devaluation of the Brazilian real. Because the economic situation in Argentina and Brazil continues to remain tense, we are deliberately restricting supplies, in particular in the Agricultural Products division. Due to the contribution of the Oil & Gas segment and no further devaluation losses in Argentina, earnings were 41.2% higher than in 2001.
Third-quarter sales in the Asia, Pacific Area, Africa region increased 21.9%
 In particular, sales were higher in the Plastics & Fibers and Chemicals segments. One reason for the increase in sales was the Ellba Eastern joint venture, which recently started producing propylene oxide and styrene monomer. Income from operations in the third quarter remained at the same level as in 2001. At euro 147 million, earnings in the first nine months of 2002 were euro 117 million higher than in the same period of 2001.




Employees
Since the end of 2001, the number of employees has declined by 1,423. The decline in the various regions was as follows: Europe 656; NAFTA 221; South America 429; Asia, Pacific Area, Africa 117. Personnel costs declined in the third quarter by 1.3% to euro 1,436 million and in the first nine months of 2002 by 3.3% to euro 4,441 million.


Number of employees
                  3rd Quarter       1st Half       Year 2001
                  2002     2001     2002     2001
End of period   91,122   93,276   91,122   93,276     92,545
Average         90,896   93,323   91,255   95,411     94,744



Finance
Compared with the same period in 2001, cash provided by operating activities in the first nine months of 2002 climbed by 16.6% or euro 289 million to euro 2,028 million, primarily due to the significant increase in earnings. The item "Changes in net current assets" includes cash outflows for payments for fines and claims for damages relating to antitrust violations in the vitamins business which occurred several years ago, as well as for the implementation of restructuring measures decided upon in 2001.
After accounting for proceeds from the sale of securities, cash used in investing activities amounted to euro 1,433 million. We have reduced expenditures for tangible assets as planned.
The net cash flow from financing activities was almost balanced. The share buy-back program resulted in a cash outflow due to the purchase of 10.1 million shares for euro 390 million or an average of euro 38.73 per share. Financial indebtedness increased, in particular through the issue of commercial paper.
The equity ratio was 48.2% at the end of the third quarter (year-end 2001:
47.6%).


Retained earnings and other equity developed as shown below:
                             Million euro
As of December 31, 2001            12,754
Earnings January through September  1,305
Currency translation adjustments    (620)
Dividends BASF AG                   (758)
Share buy-back                      (390)

As of September 30, 2002           12,291




Consolidated Statements of Cash Flow Jan.-Sept.
Million euro                                          2002      2001
Net income*                                          1,305       346
Depreciation of fixed assets                         1,853     1,950
Changes in net current assets                        (715)     (530)
Miscellaneous items                                  (415)      (27)

Cash provided by operating activities                2,028     1,739

Expenditures for tangible and
intangible fixed assets                            (1,543)   (1.920)
Acquisitions/divestitures, net                        (42)     7.270
Financial investments and other items                  152      (60)

Cash provided by (used in) investing activities    (1,433)     5,290

Proceeds from capital increases                      (352)     (784)
Changes in financial indebtedness                    1,067   (4,762)
Dividends                                            (811)   (1,255)

Cash provided by (used in) financing activities       (96)   (6,801)

Net changes in cash and cash equivalents               499       228
Cash and cash equivalents as of
beginning of year and other changes                    346       606

Cash and cash equivalents                              845       834

Securities held as current assets                      318       383

Liquid funds                                         1,163     1,217
*) Excluding extraordinary income in previous year




Forward-looking statements
This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASFs Form 20-F filed with the Securities and Exchange Commission. [The Annual Report on Form 20-F is available on the Internet at www.basf.com.] We do not assume any obligation to update the forward-looking statements contained in this report.



Financial Statement of BASF Group (abridged version)
Consolidated Statements of Income
                          3rd Quarter   Change      Jan.-Sept.    Change
Million euro              2002    2001    in %      2002    2001    in %
Sales, net of
natural gas taxes        7,581   7,199     5.3    24,199  24,817   (2.5)

Cost of sales            5,159   4,914     5.0    16,172  16,679   (3.0)

Gross profit on sales    2,422   2,285     6.0     8,027   8,138   (1.4)

Selling expenses         1,154   1,199   (3.8)     3,596   3,868   (7.0)
General and
administrative expenses    170     167     1.8       518     488     6.1
Research and
development expenses       300     296     1.4       894     966   (7.5)
Other operating income      94      39   141.0       427     562  (24.0)
Other operating expenses   425     348    22.1     1,348   1,971  (31.6)

Income from operations     467     314    48.7     2,098   1,407    49.1

Expense/income from
financial assets            15    (24)       .        92    (79)       .
Interest result           (27)    (86)    68.6      (72)   (292)    75.3

Financial result          (12)   (110)    89.1        20   (371)       .
Income from
ordinary activities        455     204   123.0     2,118   1,036   104.4

Extraordinary income         -     111       -         -   6,121       -

Income before taxes
and minority interests     455     315    44.4     2,118   7,157  (70.4)

Income taxes               199     197     1.0       756     832   (9.1)
Minority interests           9      -5       .        57     (2)       .

Net income                 247     123   100.8     1,305   6,327  (79.4)

Earnings per share
- ordinary (euro)         0.43    0.02       .      2.24    0.57   293.0
- extraordinary (euro)       -    0.18       -         -    9.83       -
Number of shares
in millions (weighted)     578     603   (4.1)       582     608   (4.3)



Consolidated Balance Sheets
Assets                            Sept 30    Change     Dec. 31  Change
Million euro                 2002    2001      in %        2001    in %
Intangible assets           3,361   3,814    (11.9)       3,943  (14.8)
Property, plant
and equipment              13,443  13,865     (3.0)      14,190   (5.3)
Financial assets            3,394   3,375       0.6       3,360     1.0

Fixed assets               20,198  21,054     (4.1)      21,493   (6.0)

Inventories                 4,681   4,904     (4.5)       5,007   (6.5)
Accounts receivable, trade  5,597   6,151     (9.0)       5,875   (4.7)
Miscellaneous receivables   2,596   2,847     (8.8)       2,384     8.9
Deferred taxes              1,241   1,283     (3.3)       1,373   (9.6)
Liquid funds                1,163   1,217     (4.4)         743    56.5

Current assets             15,278  16,402     (6.9)      15,382   (0.7)

Total assets               35,476  37,456     (5.3)      36,875   (3.8)


Stockholders' equity
and liabilities                     Sept 30  Change     Dec. 31  Change
Million euro                   2002    2001    in %        2001    in %
Subscribed capital
and capital surplus           4,408   4,408     0.0       4,408     0.0
Retained earnings
and other equity             12,291  13,351   (7.9)      12,754   (3.6)
Minority interests              394     375     5.1         360     9.4

Stockholders equity          17,093  18,134   (5.7)      17,522   (2.4)

Provisions for
pensions and similar
obligations                   3,870   3,917   (1.2)       3,953   (2.1)
Provisions for taxes
and other provisions          5,215   5,910  (11.8)       6,188  (15.7)

Provisions                    9,085   9,827   (7.6)      10,141  (10.4)

Financial indebtedness        3,515   2,883    21.9       2,835    24.0
Accounts payable, trade       2,402   2,444   (1.7)       2,491   (3.6)
Other liabilities             3,381   4,168  (18.9)       3,886  (13.0)

Liabilities                   9,298   9,495   (2.1)       9,212     0.9

Total liabilities            18,383  19,322   (4.9)      19,353   (5.0)

Total stockholders
equity and liabilities       35,476  37,456   (5.3)      36,875   (3.8)

The interim financial statements have not been audited.
The valuation methods used in the Consolidated Financial Statements for 2001 remain unchanged. Changes in the scope of consolidation were negligible.




Publisher:
BASF Aktiengesellschaft
Corporate Department Communications
67056 Ludwigshafen
Germany

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Important dates
March 18, 2003
Financial Results 2002

April 29, 2003
Interim Report
First Quarter 2003

May 6, 2003
Annual Meeting, Mannheim

August 7, 2003
Interim Report
Second Quarter 2003

November 13, 2003
Interim Report
Third Quarter 2003



Contacts
Corporate Media Relations:
Michael Grabicki
Phone: +49 621 60-99938
Fax: +49 621 60-20129

Investor Relations:
Carolin Weitzmann
Phone: +49 621 60-48230
Fax: +49 621 60-22500

General inquiries:
Phone: +49 621 60-0
Fax: +49 621 60-42525

Internet: www.basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen
Germany

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft


Date: November 7, 2002  By: /s/ Elisabeth Schick
                                ------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen and Europe


                                By: /s/ Christian Schubert
                                ------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group